ACKNOWLEDGEMENT

I, Roger K.W. Fan, the President and Chief Executive Officer of Sound Worldwide Holdings, Inc., a Delaware corporation (the “Company”), do hereby acknowledge the following on behalf of the Company:

1.
The Company is responsible for the adequacy and accuracy of the disclosure in the Company’ Current Report on Form 8-K (File No.000-42116), as amended (the “Report”), filed with the United States Securities and Exchange Commission (the “Commission”);

2.	The Commission’s staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement this 15th day of November 2007.

SOUND WORLDWIDE HOLDINGS, INC.

By:	/s/ ROGER K. W. FAN
Roger K. W. Fan President and Chief Executive Officer (Principal Executive Officer and Principal Accounting Officer)